GANKIT CORPORATION
5201 Memorial Drive, Suite 1115
Houston, TX 77007
713-510-3559

November 2, 2012

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	GankIt Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-182761

Dear Ms. Ransom:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Gankit Corporation (the "Company", "we" or "us") dated October 31, 2012.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Dilution, page 27

1.
It does not appear that the net tangible book value per share at August 31, 2012 assuming 25% shares are sold and net tangible book value per share after giving effect to the offering assuming 75% and 50% of the offered shares are sold are rounded properly. Please revise or advise.

Company Response
We note the Staff's comment, and have revised the table showing the net tangible book value calculation. We have also added disclosure to clarify our method of calculation which states "The increase in net tangible book value per share attributable to cash payments made by new investors is net of the $25,000 in offering expenses."

Certain Relationships and Related Party Transactions, page 54

2.
We note your disclosure on page F-7 regarding a July 16, 2012 advance of $25,000 from your president and a September 2012 advance of $25,000 from your president. Please disclose these transactions in this section. If these advances are evidenced in writing, please file the agreements as exhibits. Refer to Item 404(d) of Regulation S-K.

Company Response
We note the Staff's comment, and have added disclosure under the section Certain Relationships and Related Party Transactions to state "On July 16, 2012, the Company received an advance from its President and CEO in the amount of $25,000. In September 2012, the Company received an additional advance from its President and CEO in the amount of $25,000. Both advances are unsecured, non-interest bearing, and have no specific terms for repayment." The advances have not been evidenced in writing.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ John Arnold
John Arnold
Chief Executive Officer